BTQ Technologies Announces Funding from National

Research Council of Canada Industrial Research Assistance

Program (NRC IRAP)

● Funding: BTQ Technologies will receive funding of up to $150,000 from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP). This funding will enhance BTQ's IP portfolio, contributing to the company's R&D efforts.

● Innovative Research: The NRC IRAP-funded project aims to develop distributed consensus algorithms for secure quantum random number generation (QRNG) as an oracular service, which is vital for cryptography and various mission-critical industries such as blockchain, telecommunications, and finance.

Vancouver, British Columbia, December 23, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it will receive up to $150,000 in funding from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP). This funding will support the research and development project titled "Secure Shared Quantum Random Number Generation Using Distributed Consensus Algorithms." The project aims to develop distributed consensus algorithms for secure quantum random number generation (QRNG) as an oracular service.

Random number generation (RNG) is central to many applications in cryptography and scientific simulation techniques and is crucial in industries such as blockchain, telecommunications, and finance. BTQ plans to pursue additional research and development funding and collaborations to expand its presence in Canada's vibrant quantum and cybersecurity ecosystems.

Olivier Roussy-Newton, Chairman and CEO of BTQ, commented on the support from NRC IRAP: "We are delighted to receive this support from NRC IRAP for our QRNG research and development project as we continue to build our presence in Canada's vibrant quantum ecosystem."

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.